UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2026

Hoi Lung Chan
Chief Executive Officer
Mint Inc Ltd
17/F, Wing Kwok Centre, No.182 Woosung Street
Jordan, Kowloon, Hong Kong

Re: Mint Inc Ltd
Registration Statement on Form F-1
Filed May 19, 2026
File No. 333-296027

Dear Hoi Lung Chan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services